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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          US Industrial Services, Inc.

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                                (Name of Issuer)

                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

                                   90332T 10 6
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                                 (CUSIP Number)

                                Frank J. Fradella
                          US Industrial Services, Inc.
                                11850 Jones Road
                              Houston, Texas 77070
                          Telephone no. (281) 807-5033
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 23, 2001

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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 90332T 10 6
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1)    Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
      (entities only)
      Deere Park Capital, L.L.C.
      FEIN: 36-4192059
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2)    Check the Appropriate Box if a Member of a Group
      (See Instructions)                                           (a) [ ]
                                                                   (b) [ ]
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3)    SEC Use Only
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4)    Source of Funds (See Instructions)
      OO
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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Item 2(d) OR 2(e)                                                [ ]
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6)    Citizenship or Place of Organization
      Illinois
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                  7)  Sole Voting Power
Number of             -0-
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power
Owned by              250,000
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power
Person                -0-
With              --------------------------------------------------------------
                  10) Shared Dispositive Power
                      250,000
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      250,000
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12)   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                       [ ]
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13)   Percent of Class Represented by Amount in Row (11)
      2.9%
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14)   Type of Reporting Person (See Instructions)
      OO
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CUSIP NO. 90332T 10 6
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1)    Names of Reporting Persons /I.R.S. Identification Nos. of Above Persons
      (Entities Only)
      Douglas A. Gerrard
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2)    Check the Appropriate Box if a Member of a Group
      (See Instructions)                                           (a) [ ]
                                                                   (b) [ ]
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3)    SEC Use Only
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4)    Source of Funds (See Instructions)
      OO
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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Item 2(d) OR 2(e)                                                [ ]
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6)    Citizenship or Place of Reorganization
      United States
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                  7)  Sole Voting Power
Number of             -0-
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power
Owned by              250,000
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power
Person                -0-
With              --------------------------------------------------------------
                  10) Shared Dispositive Power
                      250,000
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      250,000
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12)   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                       [ ]
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13)   Percent of Class Represented by Amount in Row (11)
      2.9%
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14)   Type of Reporting Person (See Instructions)
      IN
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ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of US Industrial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 40 Skokie Boulevard, Suite 110, Northbrook, Illinois 60062.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a) This statement is filed by Deere Park Capital, L.L.C. ("Deere Park"); and Douglas A. Gerrard, an individual who is a member and the manager of Deere Park ("Gerrard").

          (b) The address of Deere Park, and the business address of Gerrard, is c/o Deere Park Equities, L.L.C., 40 Skokie Boulevard, Suite 110, Northbrook, Illinois 60062.

          (c) Deere Park is a private investment firm. Gerrard's principal occupation is investment management for Deere Park.

          (d) Neither Deere Park nor Gerrard has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Deere Park nor Gerrard has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Deere Park is an Illinois limited liability company. Gerrard is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 21, 2000, Deere Park foreclosed on 7,175,858 shares of Common Stock pledged to Deere Park in January 2000 by a third party.

     On December 21, 2000, Deere Park entered into a Stock Purchase Agreement (the "2000 Purchase Agreement") pursuant to which it sold 3,587,929 shares of Common Stock to Frank J. Fradella, the President and Chief Executive Officer of the Company ("Fradella"), for cash and issued an option to Fradella to purchase an additional 3,337,929 shares (the "Option").

     On March 23, 2001, Deere Park entered into a Stock Purchase Agreement (the "2001 Purchase Agreement") with Fradella pursuant to which (i) Fradella terminated the Option and (ii) Deere Park sold 3,337,929 shares (the "Purchased Shares") of Common Stock of the Company to Fradella for a purchase price of $1,150,000. $800,000 of the purchase price was paid by Fradella to Deere Park in cash, and the remaining $350,000 of the purchase price was paid by Fradella's issuance to Deere Park of a Secured Promissory Note (the "Note"). The Note is


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payable in full on June 21, 2001, bears interest at the rate of 9% per annum and is secured by a Hypothecation Agreement, dated March 23, 2001, among Deere Park, Fradella and the Company, pursuant to which Fradella has pledged 500,000 shares of the Company's Common Stock to Deere Park.

ITEM 4.  PURPOSE OF TRANSACTION.

     Deere Park currently has no other plans to dispose of its shares of Common Stock, however, it may determine to dispose of some or all of the Common Stock depending upon a number of factors, including the prospects of the Company, general market and economic conditions and other relevant factors.

     Except as set forth above, neither of Deere Park nor Gerrard has any plans or proposals which relate to or would result in any of the following:

          (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

          (c)  A sale or transfer of a material amount of assets of the Company;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to those enumerated above.

     Any decision by Deere Park or Gerrard in the future to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 8,763,982 shares outstanding, which is the total number of shares of Common Stock outstanding on December 31, 2000, as reported by the Company in its Form 10-QSB for the period ending December 31, 2000, filed with the Securities and Exchange Commission on February 21, 2001. Each of Deere Park and Gerrard beneficially owns 250,000 shares of Common Stock, representing approximately 2.9% of the number of issued and outstanding shares of Common Stock as of December 31, 2000.

          (b) Each of Deere Park and Gerrard shares the power to vote and dispose of all of the shares of Common Stock beneficially owned by it or him with the other.

          (c) Other than the sale of the Purchase Shares to Fradella on March 23, 2001 as described in Item 3 above, neither of Deere Park or Gerrard has engaged in any transactions in the Common Stock within the past 60 days.

          (d)  Not applicable.

          (e) Each of Deere Park and Gerrard ceased to be the beneficial owner of more than 5% of the outstanding Common Stock on March 23, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As described in Item 3 of this Schedule 13D, the 2001 Purchase Agreement (attached hereto as Exhibit 2), together with the exhibits thereto, sets forth certain agreements between Deere Park and Fradella with respect to the termination of Fradella's Option to purchase shares of the Company's Common Stock from Deere Park and Fradella's purchase of shares from Deere Park.

     Except as set forth in Item 3 of this Schedule 13D, neither Deere Park nor Gerrard has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.   2000 Purchase Agreement

     2.   2001 Purchase Agreement

     3.   Note

     4.   Hypothecation Agreement

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2001

                                        Deere Park Capital, L.L.C.

                                        By:  /s/ Douglas Gerrard
                                            -------------------------
                                            Name:  Douglas Gerrard
                                            Title: Manager


                                             /s/ Douglas Gerrard
                                            -------------------------
                                               Douglas Gerrard


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                                  EXHIBIT INDEX

Exhibit No.                Document

    1. Stock Purchase Agreement, dated December 21, 2000, between Deere Park Capital, L.L.C. and Frank J. Fradella (incorporated by reference to
          Exhibit 2.1 to Current Report on Form 8-K of US Industrial Services, Inc. filed with the Securities and Exchange Commission on January 5,
          2001).

    2. Stock Purchase Agreement, dated March 23, 2001, between Deere Park Capital, L.L.C. and Frank J. Fradella.

    3.    Secured Promissory Note, dated as of March 23, 2001, issued by Frank
          J. Fradella to Deere Park Capital, L.L.C. (attached as Exhibit A to
          Exhibit 2 above).

    4. Hypothecation Agreement, dated as of March 23, 2001, among Deere Park Capital, L.L.C., Frank J. Fradella and US Industrial Services, Inc. (attached as Exhibit B to Exhibit 2 above).